Exhibit 3.1

Article II of the Amended and Restated Articles of Incorporation of the Corporation is hereby amended to increase the number of authorized shares of common stock to 100,000,000 shares by amending and replacing the first sentence of Article II with the following:

“ARTICLE II

Authorized Shares

The total number of shares that the Corporation shall have the authority to issue is 100,400,000 shares, which shall be divided into the following classes:

100,000,000 Common Shares; and

400,000 Preferred Shares.”